

By Electronic Mail

February 26, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Franklin Templeton ETF Trust
        Issuer CIK: 0001655589
        Issuer File Number: 333-208873/811-23124
        Form Type: 8-A12B
        Filing Date: February 26, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Franklin Disruptive Commerce ETF (BUYZ)
- Franklin Genomic Advancements ETF (HELX)
- Franklin Intelligent Machines ETF (IQM)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst